UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

_____________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 17, 2016 titled “GeoPark Announces Continued Drilling Success in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES CONTINUED DRILLING SUCCESS

IN COLOMBIA

Santiago, Chile – October 17, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru[1], today announced the successful drilling and testing of the Tigana 4 development well at a rate over 3,200 bopd in the Tigana oil field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

GeoPark drilled and completed the Tigana 4 well to a total depth of 11,150 feet. A test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of approximately 3,200 bopd of 15.3 degrees API, with less than 1% water cut, through a choke of 44/64 mm and wellhead pressure of 100 pounds per square inch. Additional production history will be required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Tigana 4 well was drilled to total depth in 9.5 days with an estimated drilling and completion cost of $3.3 million. At current oil prices and production rates, this well is expected to have a payback in less than six months and an IRR greater than 500%. The Tigana oil field, discovered by GeoPark in December 2013, has a current production rate of approximately 15,000 bopd gross from 8 wells that have produced over 10 million barrels of oil to-date. The field has attractive reservoir properties (porosity of 20-25% and permeability of 0.5-2.0 darcys) and high estimated recoveries in excess of 2 million barrels per well. For example, the Tigana Sur 1 and Tigana Norte 1 wells have already accumulated over 2.9 and 2.0 million barrels of oil each.

The Tigana Field is along the same trend and fault line of the expanding Jacana Field. GeoPark is currently drilling the Jacana 6 appraisal well to test the southwest extension of the field – and its drilling campaign will continue with 2-3 additional wells in the Llanos 34 Block (GeoPark operated with a 45% working interest) before the end of the year.

James F. Park, Chief Executive Officer of GeoPark, said: “The Tigana/Jacana oil field complex is shaping up to be a foundational asset and secure base for GeoPark’s short-to-medium term reserve and production growth. As of last year, this complex already had nearly 100 million barrels of 3P oil reserves gross (independently certified as of December 2015), with important reserve additions expected from recent 2016 drilling. This play is another example of why we believe Latin America is the most attractive region in the oil business today. It demonstrates the opportunity to move into proven low risk sparsely-developed hydrocarbon basins, introduce new geological play ideas to find new substantial oil reserves, profitably operate by increasing efficiency and innovation, and securely market production into a region thirsty for energy.”

For further information, please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

______________________

1Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected Q42016 and 2016 production, expected drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: October 17, 2016